Press Release

Brussels, April 29, 2008 - 1/1

InBev dividend 2007: 2.44 Euro per share

InBev is pleased to announce that the General Shareholders Meeting of April 29, 2008 has approved the annual accounts ended December 31, 2007, as well as the gross dividend of 2.44 Euro proposed by the Board of Directors. The dividend is payable as of 30 April 2008 at the counters of the following banks: Fortis Bank (principal paying agent), ING Belgium, Dexia Bank, KBC Bank, Petercam, Bank Degroof, ABN AMRO Bank, ING Nederland and Fortis Banque Luxembourg.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multi-country brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com"

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32 16 27 67 11
Fax: +32 16 50 67 11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32 16 27 62 43
Fax: +32 16 50 62 43
E-mail: philip.ludwig@inbev.com